UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]

Securities Act Rule 802 (Exchange Offer)	[ ]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ X ]

Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Refinaria de Petróleo Ipiranga S.A. Distribuidora de Produtos de Petróleo Ipiranga S.A.
(Name of Subject Companies)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Brazil
(Jurisdiction of Subject Company’s Incorporation or Organization)

Ultrapar Participações S.A.

(Name of Person(s) Furnishing Form)

Ultrapar Holdings Inc.
(Translation of Person(s) Furnishing Form’s Name into English)

Common Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))
André Covre Ultrapar Participações S.A. Av. Brigadeiro Luis Antônio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Companies)

Copies to:

Diane G. Kerr, Esq.
Andrés Gil, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York, 10017

September 20, 2007

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

(a)	The following exhibit is attached to this Form CB as Exhibit A:

Public Offer Notice for the Acquisition of Common Shares Issued by Refinaria de Petróleo Ipiranga S.A. dated September 20, 2007 (English translation).

The following exhibit is attached to this Form CB as Exhibit B:

Public Offer Notice for the Acquisition of Common Shares Issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. dated September 20, 2007 (English translation).

(b)	Not applicable.

Item 2.	Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	The following exhibit is attached to this Form CB as Exhibit A:

Public Offer Notice for the Acquisition of Common Shares Issued by Refinaria de Petróleo Ipiranga S.A. dated September 20, 2007 (English translation).

The following exhibit is attached to this Form CB as Exhibit B:

Public Offer Notice for the Acquisition of Common Shares Issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. dated September 20, 2007 (English translation).

(2)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X have been filed with the Commission concurrently herewith.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ULTRAPAR PARTICIPAÇÕES S.A.

By:		/s/ André Covre

	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer
	Date:	September 21, 2007